Exhibit 21.1

List of Subsidiaries of New Age Beverages Corporation

The registrant, New Age Beverages Corporation, has four direct subsidiaries:

1.	NABC, Inc., a Colorado corporation.

2.	NABC Properties, LLC, a Colorado limited liability company.

3.	Morinda Holdings, Inc., a Utah corporation.

4.	Brands Within Reach, LLC, a New York limited liability company